



11019110

SECURIT.___ ___ _____ ____ __ __SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

BYRD TRADING, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1750
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fleming   **(312) 362-2212**
                                                           (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        [x] Certified Public Accountant
        [   ] Public Accountant
        [   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **David Fleming**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **BYRD TRADING, L.L.C.** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Title

Subscribed and sworn to before me this

23RD day of February, 2011

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
BYRD TRADING, L.L.C.

We have audited the accompanying statement of financial condition of BYRD TRADING, L.L.C. (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BYRD TRADING, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 18, 2011

Byrd Trading, L.L.C.

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	17,201,710
Receivables from broker-dealer		18,368,654
Securities owned, at fair value		52,153,899
Investment in securities ($914,400 restricted)		1,828,800
Investment in broker-dealer		10,000
	$	89,563,063

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	64,375,776
Payable to broker-dealer		278
		64,376,054
Member's equity		25,187,009
	$	89,563,063

See accompanying notes.

Byrd Trading, L.L.C.

Statement of Operations

Year Ended December 31, 2010

Revenues		
Principal transactions (loss)	$	(160,865)
Unrealized gain on securities in investment accounts		1,488,800
Interest and dividends		1,386,125
Other		13,361
		2,727,421
Expenses		
Commissions, execution, clearing and regulatory fees		840,621
Interest and dividends		10,376
Employee compensation and benefits		387,519
Professional fees		30,390
Office expenses		135,850
		1,404,756
Net income	$	1,322,665

See accompanying notes.

Byrd Trading, L.L.C.

Statement of Changes in Member's Equity

December 31, 2010

Balance at January 1, 2010	$	24,889,836
Contributions		8,508
Withdrawals		(1,034,000)
Net income		1,322,665
Balance at December 31, 2010	$	25,187,009

See accompanying notes.

Byrd Trading, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities

Net income	$ 1,322,665
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from broker-dealer	136,608,298
Securities owned, at fair value	139,907,315
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair value	(258,132,202)
Payable to broker-dealer	278
Net cash provided by operating activities	19,706,354

Cash flows from investing activities:

Demutualization of exchange membership	340,000
Investment in securities	(1,828,800)
Net cash used in investing activities	(1,488,800)

Cash flows from financing activities

Contributions	8,508
Withdrawals	(1,034,000)
Net cash used in financing activities	(1,025,492)

Increase in cash   17,192,062

Cash at beginning of the year   9,648

Cash at end of the year $ 17,201,710

See accompanying notes.

BYRD TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

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1.   Organization and Business

Byrd Trading, L.L.C. (the "Company"), was organized in the State of Illinois as a limited liability company on February 16, 1998. The Company is a registered securities broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange. The Company engages in the proprietary trading of exchange-traded equity securities, equity options and index options.

2.   Summary of Significant Accounting Policies

The Hierarchy of GAAP
In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective for periods after July 1, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

Revenue Recognition
Securities transactions and related income and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded in the statement of financial condition at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2010, nor material to the results of its operations for the year then ended.

Income Taxes
For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during the period ended December 31, 2010, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2.   **Summary of Significant Accounting Policies, continued**

Income Taxes, continued
The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

3.   **Fair Value Disclosure**

ASC 820 requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for valuation of the asset of liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

BYRD TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2010

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3.   **Fair Value Disclosure, continued**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 3
ASSETS		
Securities owned:		
Equities	$ 18,667,275	$ -
Derivatives	34,401,025	-
Securities owned, not		
readily marketable:		
Equities	-	914,400
TOTALS	$ 53,068,300	$ 914,400
LIABILITIES		
Securities sold, not yet		
purchased:		
Equities	$ 23,154,089	$ -
Derivatives	41,221,687	-
TOTALS	$ 64,375,776	$ -

At December 31, 2010, the Company held no Level 2 investments.

4.   **Clearing Agreement and Other Assets**

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class C limited partnership interest with GSEC. The Company's investment in GSEC is reflected as other investment in the statement of financial condition. Under the rules of the SEC, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of the stock investment.

5.   **Rent**

The Company rents office space on a monthly basis. Rent expense for the year ended December 31, 2010 was $27,600.

BYRD TRADING, L.L.C.

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2010

6. **Employee Benefit Plan**

The Company adopted a simplified employee pension individual retirement account plan ("SEP IRA") in 2004 for its salaried employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, and limited to 25% of each employee's total compensation for the year or $49,000. The Company made contributions of $172,500 in 2010.

7. **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts ("credit risk") and from changes in the values of securities, interest rates, currency exchange rates or equity index values ("market risk"). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010, the Company cleared all of its trades through a single clearing broker-dealer, and had significant credit concentrations consisting of cash deposited in one bank. Cash deposits exceeded federally insured limits by approximately $16.9 million. The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2010, the Company had net capital and net capital requirements of approximately $20,924,720 and $100,000, respectively.

SUPPLEMENTAL SCHEDULES

Byrd Trading, L.L.C.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital

Total members' equity			$ 25,187,009
Deduct members' equity of not allowable for Net Capital			0
Total members' equity qualified for net capital			25,187,009

Deductions and /or charges:
Nonallowable assets:

Securities not readily marketable		$ 914,400	
Investment in broker-dealer		10,000	
Long-term dividends		1,813	(926,213)
Net capital before haircuts on securities positions			24,260,796

Haircuts on securities:
Trading and investment securities:

Other securities		$ 3,336,076	
Undue concentration		0	(3,336,076)
Net capital			$ 20,924,720

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 20,824,720

Computation of aggregate indebtedness

Aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital	%	0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2010.

See accompanying notes.

Byrd Trading, L.L.C.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

Byrd Trading, L.L.C.

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

Byrd Trading, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member of
BYRD TRADING, L.L.C.

In planning and performing our audit of the financial statements of BYRD TRADING, L.L.C. (the "Company") as of and for the year ended December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 18, 2011



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION**

To the Member of
BYRD TRADING, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by BYRD TRADING, L.L.C. (the "Company") and the Securities and Exchange Commission, SIPC, and the Chicago Board Options Exchange solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 reported on the FOCUS for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 18, 2011

Byrd Trading, L.L.C.

Schedule of Assessment and Payments Form SIPIC-7

Year Ended December 31, 2010

	Amount	Payment Date
SIPIC-7 annual genral assessment	$ 3,094	
SIPIC-6 payment	1,622	7/27/2010
SIPIC-7 payment	1,472	2/3/2011
Total payments	$ 3,094	
Overpayments (Amount due)	$ -	